UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Aravive, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

03890D108

(CUSIP Number)

    Fredric N. Eshelman

    319 North Third Street, Suite 301

    Wilmington, North Carolina 28401

    with a copy to:

    Christopher T. Cox, Esq.

Gregory P. Patti Jr., Esq.

    Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, New York 10281

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03890D108	SCHEDULE 13D	Page 2 of 6 Pages

1.	Name of Reporting Person Eshelman Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization North Carolina
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 931,098
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 931,098
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 931,098
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%(1)
14.	Type of Reporting Person OO

(1)	Based on 15,015,932 shares of common stock, $0.0001 par value per share, of Aravive, Inc., a Delaware corporation (the “Issuer”) outstanding as of March 16, 2020 as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2020 (the “Form 10-K”), plus an additional 931,098 shares of common stock issued to the Reporting Person pursuant to the Investment Agreement described further below, resulting in an aggregate amount outstanding of 15,947,030.

CUSIP No. 03890D108	SCHEDULE 13D	Page 3 of 6 Pages

1.	Name of Reporting Person Fredric N. Eshelman
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 931,098
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 931,098
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 931,098
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%(2)
14.	Type of Reporting Person IN

(2)	Based on 15,015,932 shares of common stock, $0.0001 par value per share, of the Issuer outstanding as of March 16, 2020 as set forth in the Issuer’s Form 10-K, plus an additional 931,098 shares of common stock issued to the Reporting Person pursuant to the Investment Agreement described further below, resulting in an aggregate amount outstanding of 15,947,030.

CUSIP No. 03890D108	SCHEDULE 13D	Page 4 of 6 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of the Issuer. The Issuer’s principal executive office is located at River Oaks Tower, 3730 Kirby Drive, Suite 1200, Houston, Texas 77098.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Act on behalf of the following:

(i) Eshelman Ventures, LLC (“Eshelman Ventures”); and

(ii) Fredric N. Eshelman. Dr. Eshelman is the founder and principal of Eshelman Ventures.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The business address of the Reporting Persons is 319 North Third Street, Suite 301, Wilmington, North Carolina 28401.

(c) The principal business of Eshelman Ventures is to invest in a variety of companies, primarily in the healthcare sector.

(d) – (e) During the last five years, no Reporting Person: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Eshelman Ventures is a North Carolina limited liability company. Dr. Eshelman is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons are filing this Schedule 13D as a result of their holdings of 931,098 shares of Common Stock (the “Purchased Shares”) purchased on April 8, 2020 by Eshelman Ventures for approximately $5.37 per share for an aggregate purchase price of approximately $5,000,000. Such purchase was made pursuant to the Investment Agreement entered into on April 6, 2020, by and among Eshelman Ventures, the Issuer, and, solely for purposes of Article IV and Article V, Dr. Eshelman (the “Investment Agreement”). Eshelman Ventures purchased the Purchased Shares using its investment capital or funds under management.

Item 4. Purpose of Transaction.

The Purchased Shares have been acquired for investment purposes pursuant to the Investment Agreement, as further described in Item 6 below. The Reporting Persons may make further acquisitions of shares of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, the Purchased Shares are subject to certain transfer restrictions pursuant to the Investment Agreement, as further described in Item 6 below.

With respect to paragraph (d) of Item 4, following the completion of the investment contemplated by the Investment Agreement, the Issuer appointed Fredric N. Eshelman as a director and non-executive Chairman of its Board of Directors (the “Board”).

Except as disclosed above, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (c) and (e) through (j) of Item 4 of Schedule 13D.

CUSIP No. 03890D108	SCHEDULE 13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Purchased Shares and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated as described in footnote 1 to the cover pages to this Schedule 13D.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Purchased Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Reference is made to the discussion in Item 3. The transaction described in this Item 5(c) was reported on Form 3 filed with the SEC pursuant to Section 16 of the Act and is available on the SEC’s website at www.sec.gov.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Purchased Shares.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 6, 2020, the Issuer and the Reporting Persons entered into the Investment Agreement.

On April 8, 2020, pursuant to the Investment Agreement, Eshelman Ventures purchased the Purchased Shares for an aggregate purchase price of approximately $5,000,000.

Pursuant to the Investment Agreement, Eshelman Ventures has agreed not to transfer the Purchased Shares for a period of six months following the date of acquisition, except for transfers to Dr. Eshelman, Dr. Eshelman’s spouse or direct lineal descendants, any trust established for the sole benefit of Dr. Eshelman or Dr. Eshelman’s spouse or direct lineal descendants, any entity in which the direct or indirect and beneficial owner of all voting securities of such entity is Dr. Eshelman or Dr. Eshelman’s spouse or direct lineal descendants and Dr. Eshelman’s heirs, executors, administrators or personal representatives upon the death, incompetency or disability of Dr. Eshelman. Any individual or entity receiving the Purchased Shares in a permitted transfer must agree to be bound by the terms of the Investment Agreement.

The Issuer has agreed to use commercially reasonable efforts to file and cause to be declared effective prior to the six-month anniversary of the acquisition date a shelf registration statement on Form S-3 with respect to those Purchased Shares that are not otherwise registered under the U.S. Securities Act of 1933, as amended.

The Investment Agreement contains representations and warranties of the parties customary for transactions of this type.

Following the completion of the investment described above, Dr. Eshelman joined the Board as non-executive Chairman.

The representations and warranties contained in the Investment Agreement were made solely for the benefit of the parties to the Investment Agreement. In addition, such representations and warranties (i) are intended not as statements of fact, but rather as a way of allocating the risk between the parties to the Investment Agreement; (ii) have been qualified by reference to confidential disclosures made by the parties in connection with the Investment Agreement; and (iii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Issuer. Stockholders should not rely on the representations and warranties or any descriptions contained in the Investment Agreement as characterizations of the actual state of facts or condition of the Issuer, Eshelman Ventures or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Investment Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The foregoing description of the Investment Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 9, 2020 and which agreement is incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (appears at page 7 of this statement).
Exhibit 10.1	Investment Agreement between Eshelman Ventures, Dr. Eshelman and the Issuer dated April 6, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Aravive, Inc. on April 9, 2020).

CUSIP No. 03890D108	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2020
ESHELMAN VENTURES, LLC

	By:	/s/ Fredric N. Eshelman
	Name:	Fredric N. Eshelman
	Title:	Managing Member

/s/ Fredric N. Eshelman
Fredric N. Eshelman

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF THIS SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each such party.

Date: April 16, 2020

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

ESHELMAN VENTURES, LLC

By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member

/s/ Fredric N. Eshelman
Fredric N. Eshelman